SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 31, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐       No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐       No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐       No: ☒

Enclosures: Fourteen Nokia stock exchange releases dated October 31, 2018:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Alwan, Basil

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029164804_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 16,407 Unit price:  N/A

Aggregated transactions

(1): Volume: 16,407 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Bill, Hans-Jürgen

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029164858_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 14,306 Unit price:  N/A

Aggregated transactions

(1): Volume: 14,306 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029165528_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 7,646 Unit price:  N/A

Aggregated transactions

(1): Volume: 7,646 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Chowdhary, Ashish

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029165727_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 15,861 Unit price:  N/A

Aggregated transactions

(1): Volume: 15,861 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029164425_3

Transaction date: 2018-10-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 93 Unit price: 4.8348 EUR

Aggregated transactions

(1): Volume: 93 Volume weighted average price: 4.8348 EUR

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

1

Transaction details

(1): Volume: 4,567 Unit price:  N/A

Aggregated transactions

(1): Volume: 4,567 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029163743_3

Transaction date: 2018-10-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 98 Unit price: 4.8348 EUR

Aggregated transactions

(1): Volume: 98 Volume weighted average price: 4.8348 EUR

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

1

Transaction details

(1): Volume: 18,415 Unit price:  N/A

Aggregated transactions

(1): Volume: 18,415 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Goel, Sanjay

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029165819_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 4,456 Unit price:  N/A

Aggregated transactions

(1): Volume: 4,456 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Gorti, Bhaskar

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029164640_3

Transaction date: 2018-10-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 98 Unit price: 4.8348 EUR

Aggregated transactions

(1): Volume: 98 Volume weighted average price: 4.8348 EUR

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

1

Transaction details

(1): Volume: 27,021 Unit price:  N/A

Aggregated transactions

(1): Volume: 27,021 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029165913_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 12,641 Unit price:  N/A

Aggregated transactions

(1): Volume: 12,641 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029170023_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 4,976 Unit price:  N/A

Aggregated transactions

(1): Volume: 4,976 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Rouanne, Marc

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029170121_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 30,826 Unit price:  N/A

Aggregated transactions

(1): Volume: 30,826 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029170215_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 61,281 Unit price:  N/A

Aggregated transactions

(1): Volume: 61,281 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181029170307_3

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 15,428 Unit price:  N/A

Aggregated transactions

(1): Volume: 15,428 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE October 31, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
October 31, 2018 at 12:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Weldon, Marcus

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20181030195848_4

Transaction date: 2018-10-29

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 9,470 Unit price:  N/A

Aggregated transactions

(1): Volume: 9,470 Volume weighted average price:  N/A

Transaction date: 2018-10-29

Venue: G1XX

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

ISIN: US6549022043

Nature of the transaction: DISPOSAL

1

Transaction details

(1): Volume: 1,899 Unit price: 5.62 USD

(2): Volume: 200 Unit price: 5.62 USD

(3): Volume: 1,300 Unit price: 5.62 USD

(4): Volume: 1,100 Unit price: 5.62 USD

(5): Volume: 100 Unit price: 5.62 USD

(6): Volume: 2 Unit price: 5.62 USD

(7): Volume: 2,200 Unit price: 5.62 USD

(8): Volume: 3,197 Unit price: 5.62 USD

(9): Volume: 2 Unit price: 5.62 USD

Aggregated transactions

(9): Volume: 10,000 Volume weighted average price: 5.62 USD

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018		Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal